FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of April 2005

Commission File Number 333-7182-01

                                   CEZ, a. s.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F  X          Form 40-F
                                 ---                   ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes      No X
                                   -----     -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________
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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:

Reconstruction Project for the Tusimice Power Plant to be Prepared by Skoda
Praha

Today, CEZ and Skoda Praha signed a Contract for Work related to the project design for the total reconstruction of the Tusimice II Power Plant. The work includes the preparation of the complete project documentation for the initial project by the end of the year.

The overall reconstruction of the Tusimice plant will result in the replacement of the current capacity of 4x200 MW by a new technology with an economic life of up to 25 years. For such period, the Libous mine in the vicinity of the plant will provide a sufficient volume of coal within the current local exploitation limits.

SKODA PRAHA a.s. was the general supplier of virtually all heat and nuclear power plants in the Czech Republic and Slovakia. The company also has reference in many countries of four continents. Last year, Skoda Praha became a fully consolidated part of the CEZ Group, with CEZ increasing its share in Skoda Praha to 97.6% at the beginning of March.

"Skoda Praha was also the general supplier of the existing Tusimice plant; therefore, it is acquainted with its current shape," said Jiri Borovec, Director of CEZ and Head of Production Division.

The new power plant will be equipped with state-of-the-art boilers with higher efficiency of blocks (38% in aggregate) than the current power plant (which has a 33% efficiency). As a result, and thanks to other measures, the environmental parameters of the new plant will improve significantly. "When compared to the current condition, which fully meets all stringent EU standards, the 'new' Tusimice will further reduce all emissions. As the desulphurized combustion products will be directed to cooling towers, no chimney is required," Otakar Rydl, Head of the Recovery of Sources Division, pointed out. In comparison with the current situation, the new technology will reduce CO2 emissions by 15%, SO2 emissions by 70%, NOx emissions by 65%, and ash emissions by 40%.

According to CEZ plans, the construction work aimed at the overall reconstruction of the first two blocks of the plant is scheduled to commence in the 2nd half of 2007, and the other two in mid-2009. The commissioning of the new plant is scheduled for early 2009 or the end of 2010. The aggregate investment is estimated at CZK 15 billion.

The majority of the existing power plants of CEZ were constructed in the late 1960's and early 1970's. Ten years ago, they were desulphurized and refurbished, which extended their economic life by another 10-15 years. This means that the economic life of the majority of them will end in the period between 2010 and 2015. Reconstruction of a specific power plant depends mainly on the volume of coal sufficient for its entire economic life. "In the event of an entirely new power plant, coal is required to be available for 40 years following its commissioning; in the event of major reconstruction, including installation of new technologies, the plant is expected to operate for 25 years," Jiri Borovec explained. "However, with a view to limited coal resources, they cannot be recovered to the current extent," he added.

Ladislav Kriz
spokesperson of CEZ, a. s.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 CEZ, a. s.
                                            ------------------------
                                                 (Registrant)

Date:  April 1, 2005

                                            By: /s/ Libuse Latalova
                                               ---------------------------------
                                                 Libuse Latalova
                                                 Head of Finance
                                                 Administration